TALISMAN ENERGY FILES YEAR END DISCLOSURE DOCUMENTS

CALGARY, Alberta – March 13, 2006 – Talisman Energy Inc. today filed with Canadian securities authorities its audited Consolidated Financial Statements for the year ended December 31, 2005 and related Management’s Discussion and Analysis. Talisman also filed its Annual Information Form for the year ended December 31, 2005, including disclosure and reports relating to reserves data and other oil and gas information pursuant to National Instrument 51-101.  Copies of the filed documents may be obtained through www.sedar.com, Talisman’s website www.talisman-energy.com or by emailing the Company at tlm@talisman-energy.com.

Talisman Energy Inc. is a large, independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas, including Colombia, Gabon, Peru, Romania and Qatar.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner and is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate & Investor Communications

Phone:

403-237-1196  Fax:  403-237-1210

E-mail:

tlm@talisman-energy.com

07-06